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                                  SCHEDULE 13D
                                (Amendment No. 7)
                    Under the Securities Exchange Act of 1934

                         Century Business Services, Inc.
                   f/k/a International Alliance Services, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   458875 10 1
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                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                              1301 E. Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 696-3311
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No.  458875 10 1                                                                                     Page   2   of    4
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          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Joseph E. LoConti - ###-##-####
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         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [ ]
                                                                                                                      (b) [ ]
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         3           SEC USE ONLY


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         4           SOURCE OF FUNDS (See Instructions)

                     Not applicable
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         5           Check If Disclosure of Legal Proceedings
                     Is Required Pursuant to Items 2(d) or 2(e)                                                          [  ]
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         6           Citizenship or Place of Organization

                     OHIO
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     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               4,695,569
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      OWNED BY        8        SHARED VOTING POWER
       EACH
      REPORTING                0
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      PERSON          9       SOLE DISPOSITIVE POWER
       WITH
                              4,695,569
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                      10      SHARED DISPOSITIVE POWER

                              0
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        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              4,695,569
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         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                [  ]

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         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             8.8%
                            (See Item 5 below)
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         14           TYPE OF REPORTING PERSON*

                            IN
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



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         Mr. Joseph E. LoConti (the "Reporting Person") hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D dated October 18, 1996, as previously amended on six occasions.

ITEM 5.       INTEREST IN SECURITIES OF ISSUER
              --------------------------------

       (a) As of July 31, 1998, Mr. LoConti beneficially owned an aggregate of 4,695,569 shares of Century Business Services, Inc. ("CBIZ") Common Stock, which includes warrants and options (currently exercisable or which will become exercisable within the next 60 days) to purchase 461,200 shares of CBIZ Common Stock and 1,713,132 shares owned of record by Sophia Management Ltd., a limited liability company of which Mr. LoConti is a managing member ("Sophia"). The foregoing securities represent approximately 8.8% of the approximately 53.274 million shares of CBIZ Common Stock deemed outstanding as of June 30, 1998 (52.813 million outstanding, plus shares issuable to Mr. LoConti upon exercise of outstanding exercisable warrants and options). Sophia also owned 834,290 shares and 1,325,710 warrants to purchase CBIZ shares, but Mr. LoConti neither has a pecuniary interest nor voting or dispositive control of these shares and warrants.

       (b) As of July 31, 1998, Mr. LoConti has sole voting and investment power with respect to 4,695,569 CBIZ shares, including 461,200 shares issuable upon exercise of outstanding warrants and options (currently exercisable or which will become exercisable within the next 60 days).

       (c) Within the last 60 days, the Reporting Person and persons named in paragraph (a) have effected the following transaction not previously reported:

              On July 31, 1998, exchanged 237,300 shares of Common Stock in extinguishment of $2,980,000 of indebtedness of Sophia. On the same date, Sophia distributed 385,218 CBIZ shares in full or partial redemption of Sophia membership interests, including 36,137 shares distributed directly to Mr. LoConti. Additionally, of the CBIZ shares and warrants owned by Sophia that Mr. LoConti has neither a pecuniary interest or voting and dispositive control, an additional 275,000 shares and warrants were distributed to a retiring member.


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                                        SIGNATURES
                                        ----------

       After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated: August 10, 1998                           /s/ Joseph E. LoConti
                                                 ---------------------
                                                 Joseph E. LoConti


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